                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No.__)*


                       Chemical Banking Corporation
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, $1.00 par value per share
       ____________________________________________________________
                      (Title of Class of Securities)

                                163-722101
       ____________________________________________________________
                              (CUSIP Number)

                              Ronald C. Mayer
                                 Secretary
                      The Chase Manhattan Corporation
                          1 Chase Manhattan Plaza
                         New York, New York 10081
                              (212) 552-2222
       ____________________________________________________________
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              August 27, 1995
       ____________________________________________________________
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP NO. 163-722101

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      The Chase Manhattan Corporation
      IRS Identification No. 13-2633613
____________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)/  /
                                                     (b)/X/
____________________________________________________________
3  SEC USE ONLY

____________________________________________________________
4  SOURCE OF FUNDS*

      WC: OO
____________________________________________________________
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                    /  /
____________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
____________________________________________________________
NUMBER OF         7    SOLE VOTING POWER
SHARES                   50,258,989**
              ______________________________________________
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY
              ______________________________________________
EACH              9    SOLE DISPOSITIVE POWER
REPORTING                50,258,989**
              ______________________________________________
PERSON            10    SHARED DISPOSITIVE POWER
WITH
____________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
      50,258,989**
____________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                   /X/
____________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.66%
____________________________________________________________
14    TYPE OF REPORTING PERSON*
      HC;CO
____________________________________________________________
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                          SIGNATURE ATTESTATION.

** The shares of Chemical Banking Corporation ("Chemical") common stock covered by this report are purchasable by The Chase Manhattan Corporation ("Chase") upon exercise of an option granted to Chase as of August 27, 1995, and described in Item 4 of this report. Prior to the exercise of the option, Chase is not entitled to any rights as a shareholder of Chemical as to the shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. Chase expressly disclaims beneficial ownership of any of the shares of common stock of Chemical which are purchasable by Chase upon exercise of the option.

     Also included in this report are 88,107 shares of Chemical common stock held by The Chase Manhattan Bank, N.A., ("Chase Bank") as trustee or custodian as of September 2, 1995, over which it has voting or dispositive power. Chase expressly disclaims beneficial ownership of any of these shares of Chemical common stock.

     The number of shares indicated represents 19.9% of the total outstanding shares of common stock of Chemical as of July 31, 1995, excluding shares issuable upon exercise of the option.

Item 1.     Security and Issuer.

            This statement relates to the common stock of Chemical Banking Corporation ("Chemical"), par value $1.00 per share ("Chemical Common Stock"). Chemical is a Delaware corporation whose principal executive offices are located at 270 Park Avenue, New York, New York 10017.

Item 2.     Identity and Background.

            This statement is being filed by The Chase Manhattan
Corporation, a Delaware corporation ("Chase"), whose principal executive offices are located at 1 Chase Manhattan Plaza, New York, New York 10081. Chase is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act").

            Neither Chase nor, to the best of Chase's knowledge, any of Chase's directors or executive officers has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Chase or, to the best of Chase's knowledge, any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Attached hereto as Annex A is an appendix to Item 2 setting forth, to the best of Chase's knowledge as of the date hereof, certain additional information concerning the directors and executive officers of Chase. The information contained in Annex A is incorporated herein by reference.

Item 3.     Source and Amount of Funds or Other Consideration.

            It is presently anticipated that any purchases of shares of Chemical Common Stock as described in Item 4 would be made with funds obtained from Chase's working capital and funds available for investment.

Item 4.     Purpose of Transaction.

            In connection with an Agreement and Plan of Merger, dated as of August 27, 1995 (the "Merger Agreement"), between Chase and Chemical, and in consideration thereof, Chemical granted to Chase on August 27, 1995 an option (the "Option") to purchase, under certain circumstances described therein, up to 50,170,882 shares of Chemical Common Stock at a purchase price per share equal to $53.50 (the "Purchase Price"). Based on the number of shares of Chemical Common Stock outstanding on July 31, 1995, the Option would be exercisable for 19.9% of the outstanding shares of Chemical Common Stock.

            The Option was issued to Chase pursuant to a Stock Option Agreement, dated as of August 27, 1995 (the "Chemical Option Agreement"), between Chemical and Chase, which was an inducement to and a condition of Chase's willingness to execute the Merger Agreement. The Merger Agreement provides, among other things, for the merger (the "Merger") of Chase with and into Chemical. Upon consummation of the Merger, which is subject to the approval of Chase and Chemical stockholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, holders of Chase Common Stock would receive 1.04 shares of Chemical Common Stock for each share of Chase Common Stock, subject to adjustment under certain circumstances, and each share of the eight outstanding series of Chase preferred stock (i.e., Preferred Stock, 10-1/2% Series G, stated value $25.00 per share; Preferred Stock, 9.76% Series H, stated value $25.00 per share; Preferred Stock, 10.84% Series I, stated value $25.00 per share; Preferred Stock, 9.08% Series J, stated value $25.00 per share; Preferred Stock, 8-1/2% Series K, stated value $25.00 per share; Preferred Stock, 8.32% Series L, stated value $25.00 per share; Preferred Stock, 8.40% Series M, stated value $25.00 per share; Preferred Stock, Adjustable Rate Series N, stated value $25.00 per share) would be converted into the right to receive one share of preferred stock, without par value, of Chemical containing substantially identical terms as the series of Chase preferred stock to be exchanged therefor.

            If Chase is not in material breach of the Merger Agreement or the Chase Option Agreement (defined below), Chase may exercise the Option, in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event"), including:

     (a) any person (other than Chase or any subsidiary of Chase) shall have commenced or filed a registration statement under the Securities Act of 1933, as amended, with respect to, a tender offer or exchange offer to purchase any shares of Chemical Common Stock such that, upon consummation of such offer, such person or a group of which such person is a member shall have acquired beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the then outstanding Chemical Common Stock;

     (b) Chemical or any subsidiary of Chemical shall have authorized, recommended, proposed or publicly announced an intention to authorize, recommend or propose, or entered into, an agreement with any person (other than Chase or any subsidiary of Chase) to
          (i) effect a merger, consolidation or otherwise business combination involving Chemical or any of its significant subsidiaries, (ii) sell, lease or other dispose of assets or deposits of Chemical or its subsidiaries aggregating 20% or more of the consolidated assets or deposits of Chemical and its subsidiaries or (iii) issue, sell or otherwise dispose of securities representing 15% or more of the voting power of Chemical or any of its significant subsidiaries (any of the foregoing an "Acquisition Transaction");

     (c) any person (other than Chase or any subsidiary of Chase) shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or a group of which such person is a member shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, shares of Chemical Common Stock (other than shares held in trust, managed, custodial or nominee accounts and the like, or held by mutual funds for which such person or a Subsidiary of such person acts as an investment advisor, that in any such case are beneficially owned by third parties) aggregating 15% or more of the then outstanding Chemical Common Stock; or

     (d) the holders of Chemical Common Stock shall not have approved the Merger Agreement at the meeting of such stockholders held for the purpose of voting on the Merger Agreement, such meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreement or

          Chemical's Board of Directors shall have withdrawn or modified in a manner adverse to Chase or to Chase's ability to consummate the transactions contemplated by the Merger Agreement the recommendation of Chemical's Board of Directors with respect to the Merger Agreement, in each case after any person (other than Chase or any subsidiary of Chase) shall have (i) publicly announced a proposal, or publicly disclosed an intention to make a proposal, to engage in an Acquisition Transaction or (ii) filed an application (or given a notice), whether in draft or final form, under the BHC Act, or the Change in Bank Control Act of 1978 for approval to engage in an Acquisition Transaction;

provided, that the Option will terminate on the earliest to occur of certain events, including:

     (a)  the effective time of the Merger Agreement;

     (b)  18 months after the first occurrence of a Purchase Event; or

     (c) termination of the Merger Agreement prior to the occurrence of a Purchase Event.

            Upon the occurrence of certain events set forth in the Chemical Option Agreement, the Option must be repurchased by Chemical (the "Repurchase") or converted into, or exchanged for, an option of another corporation (the "Substitute Option"). In addition, the Chemical Option Agreement grants certain registration rights ("Registration Rights") to Chase with respect to the shares represented by the Option. The terms of such Repurchase, Substitute Option and Registration Rights are set forth in the Chemical Option Agreement.

            A copy of each of the Merger Agreement, including the exhibits thereto, and of the Chemical Option Agreement is included as an exhibit to Chase's Current Report on Form 8-K, dated August 28, 1995 and is incorporated herein by reference, and the foregoing summary, as well as the other information contained in this report, is qualified in its entirety by reference thereto.

Item 5.     Interest in Securities of the Issuer.

            The number of shares of Chemical Common Stock covered by the option is equal to 50,170,882, which constitutes (1) 19.9% of Chemical Common Stock based on the shares of Chemical Common Stock issued and outstanding on July 31, 1995 or (2) 16.66% of the shares of Chemical Common Stock that would be outstanding after giving effect to the exercise of the Option. Shares of Chemical Common Stock held by Chase Bank, as trustee or custodian totaled 88,107 at September 2, 1995.

            Chase disclaims any beneficial ownership of the shares of Chemical Common Stock which are purchasable by Chase upon exercise of the Option, because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date.
If the Option were exercised, Chase would have the sole right to vote or to dispose of the shares of Chemical Common Stock issued as a result of such exercise. Chase also disclaims any beneficial ownership with respect to shares of Chemical Common Stock held by Chase Bank, as trustee or custodian.

            Other than as set forth in this Item 5, to the best of Chase's knowledge as of the date hereof (i) neither Chase nor any subsidiary or affiliate of Chase nor any of Chase's executive officers or directors, beneficially owns any shares of Chemical Common Stock, and (ii) there have been no transactions in the shares of Chemical Common Stock effected during the past 60 days by Chase, nor to the best of Chase's knowledge, by any subsidiary or affiliate of Chase or any of Chase's executive officers or directors, except certain transactions by the subsidiaries of Chase referred to above with respect to shares held as trust account shares.

            No other person is known by Chase to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Chemical Common Stock obtainable by Chase upon exercise of the Option.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            In connection with the execution of the Merger Agreement, Chase entered into (i) a Stock Option Agreement, dated as of August 27, 1995 (the "Chase Option Agreement"), pursuant to which Chase granted to Chemical an option to purchase, under certain circumstances described therein, up to 19.9% of the outstanding shares of Chase Common Stock at a purchase price of $51.875 per share, and (ii) an Amendment to Chase's Rights Agreement (the "Chase Rights Plan"). The Chase Option Agreement contains substantially identical terms as the Chemical Option Agreement. The Amendment to the Chase Rights Plan was entered into in order to exclude from the definition of "Acquiring Person" (as defined in the Rights Agreement) Chemical and its affiliates as a result of any acquisition of beneficial ownership of Chase Common Stock pursuant to either the Chase Stock Option Agreement or the Merger. Consequently, the transactions contemplated by the Merger Agreement and the Chase Stock Option Agreement will not result in a "Distribution Date," "Stock Acquisition Date" or "Triggering Event" under the Rights Agreement.

            In connection with the execution of the Merger Agreement and the Chemical Option Agreement, Chemical entered into Amendment No. 2 to the Chemical Rights Agreement (the "Chemical Rights Plan") in order exclude from the definition of "Acquiring Person" and "Adverse Person" (as defined in the Chemical Rights Plan) Chase and its affiliates as a result of any acquisition of beneficial ownership of Chemical Common Stock pursuant to either the Chemical Stock Option Agreement or the Merger. Consequently, the transactions contemplated by the Merger Agreement and the Chemical Stock Option Agreement will not result in a "Distribution Date," "Stock Acquisition Date" or "Triggering Event" under the Rights Agreement.

            A copy of each of the Chase Option Agreement and the Amendment to the Chase Rights Plan is included as an exhibit to Chase's Current Report on Form 8-K, dated August 28, 1995 and is incorporated herein by reference. A copy of Amendment No. 2 to the Chemical Rights Plan is included as an exhibit to Chemical's Current Report on Form 8-K, dated August 27, 1995 and is incorporated herein by reference.

Item 7.     Material to Be Filed as Exhibits.

            The following documents are exhibits to this Schedule 13D and are incorporated herein by reference:

    Exhibit No.                  Description

         1.             The Merger Agreement

         2.             The Chemical Option Agreement

         3.             The Chase Option Agreement

         4.             The Chase Rights Agreement Amendment

         5.             The Chemical Rights Agreement
                        Amendment.

            The summary of such documents set forth herein is qualified in its entirety by reference thereto.

                                                  Annex A
                            Appendix to Item 2

                                                      Principal employment
                        Position with                 and principal
Name and residence*     The Chase Manhattan           business
or business address      Corporation                  employer
- -------------------     -----------------------       -----------------------
Thomas G. Labrecque     Chairman of the Board         Chase Bank

Donald L. Boudreau      Vice Chairman of the          Chase Bank
                        Board and Director

Richard J. Boyle        Vice Chairman of the          Chase Bank
                        Board and Director

E. Michel Kruse         Vice Chairman of the          Chase Bank
                        Board and Director

Susan V. Berresford     Director                      Executive Vice
                                                      President
                                                      Ford Foundation

M. Anthony Burns        Director                      Chairman of the
                                                      Board- Ryder System,
                                                      Inc.

Jairo A. Estrada        Director                      Chairman of the
                                                      Board- Garden Way
                                                      Incorporated

James L. Ferguson       Director                      Retired Chairman -
                                                      General Foods
                                                      Corporation

H. Laurance Fuller      Director                      Chairman of the
                                                      Board- Amoco
                                                      Corporation

William H. Gray, III    Director                      President - United
                                                      Negro College Fund,
                                                      Inc.

David T. Kearns         Director                      Retired Chairman
                                                      Xerox Corporation

Delano E. Lewis         Director                      President - National
                                                      Public Radio

Paul W. MacAvoy         Director                      Williams Brothers
                                                      Professor of
                                                      Management Studies-
                                                      Yale University

John H. McArthur        Director                      Dean - Harvard
                                                      Graduate School of
                                                      Business

David T. McLaughlin     Director                      Chairman of the Board
                                                      - Aspen Institute

Edmund T. Pratt, Jr.    Director                      Chairman Emeritus
                                                      - Pfizer, Inc.

Henry B. Schacht        Director                      Chairman of the
                                                      Executive Committee-
                                                      Cummins Engine
                                                      Company, Inc.

Donald H. Trautlein     Director                      Retired Chairman
                                                      Bethlehem Steel
                                                      Corporation

Richard J. Canty        Executive Vice President      Chase Bank
                        and Treasurer

Deborah L. Duncan       Executive Vice President      Chase Bank

A. Wright Elliott       Executive Vice President      Chase Bank

John J. Farrell         Executive Vice President      Chase Bank

Robert D. Hunter        Senior Executive              Chase Bank
                        Vice President

Arjun K. Mathrani       Executive Vice President      Chase Bank
                        and Chief Financial Officer

L. Edward Shaw, Jr.     Executive Vice President      Chase Bank
                        and General Counsel

Lester J. Stephens,Jr.  Senior Vice President         Chase Bank

Douglas T. Williams     Executive Vice President      Chase Bank

*All of the directors and executive officers are citizens of the United States except for John H. McArthur who is a citizen of Canada. All have as their business address: c/o The Chase Manhattan Corporation, 1 Chase

Manhattan Plaza, 29th Floor, New York, New York 10081, attention:
Secretary.


                           SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 6, 1995


                        THE CHASE MANHATTAN CORPORATION



                        /s/  Ronald C. Mayer
                        ------------------------------------
                             Ronald C. Mayer
                             Secretary

                          EXHIBIT INDEX
                          -------------

Exhibit No.             Description
- ----------              -----------
    1.        Agreement and Plan of Merger, dated as
              of August 27, 1995, between The Chase
              Manhattan Corporation ("Chase") and
              Chemical Banking Corporation
              ("Chemical"), including exhibits
              (incorporated by reference from Exhibit
              (2) to Chase's Current Report on Form 8-
              K, dated August 28, 1995, File No. 1-
              5945 (the "Chase 8-K").

    2.        Stock Option Agreement, dated as of
              August 27, 1995, between Chemical and
              Chase (incorporated by reference from
              Exhibit (10)(a) to the Chase 8-K).

    3.        Stock Option Agreement, dated as of
              August 27, 1995, between Chase and
              Chemical (incorporated by reference
              from Exhibit (10)(b) to the Chase 8-K).

    4.        Amendment, dated as of August 27, 1995,
              to the Rights Agreement, dated as of
              February 15, 1989 (the "Rights
              Agreement"), between Chase and Mellon
              Bank, N.A., as successor Rights Agent
              (incorporated by reference from Exhibit
              (4)(b) to the Chase 8-K).

    5.        Amendment, dated as of August 27, 1995,
              to the Rights Agreement, dated as of
              April 13, 1989, between Chemical and
              Chemical Bank, as Rights Agent
              (incorporated by reference from Exhibit
              (4) to Chemical's Current Report on
              Form 8-K, dated August 27, 1995, File
              No. 1-5805).